UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

As previously disclosed, on October 28, 2024, Lilium GmbH and Lilium eAircraft GmbH, the principal operating wholly-owned German subsidiaries (the “Subsidiaries”) of Lilium N.V. (the “Company” or “Lilium”) (together with the Subsidiaries, the “Companies”), filed for insolvency under German law and applied for self-administration proceedings in Germany. On November 6, 2024, the Company filed a motion for opening of regular insolvency proceedings with the competent insolvency court in Germany. The preliminary insolvency proceedings pertaining to the Companies are on-going. Additional information and background on the Companies’ applications for these proceedings may be found in Lilium N.V.’s Form 6-Ks filed with the U.S Securities and Exchange Commission (the “SEC”) on October 24, 2024, October 28, 2024, October 29, 2024, November 4, 2024, November 6, 2024, November 12, 2024, and December 5, 2024.

In addition, as previously reported on the Form 6-K filed on December 5, 2024, the KPMG-led M&A process aimed at delivering Lilium GmbH’s financial restructuring continues. KPMG has been in discussions with potential investors who have indicated interest in the assets and/or business of the Subsidiaries, which interests are being considered by Lilium GmbH’s creditor’s committee. There can be no assurance that any agreement will be entered into in connection with the sale of all or part of Lilium GmbH’s business. Also in connection with the Subsidiaries’ insolvency process, the Subsidiaries are in the process of terminating the contracts of approximately 200 of their employees. Despite the terminations, the Companies’ goal to secure the preservation and continuation of the Companies by successfully concluding investor talks in the meantime remains unchanged.

Incorporation by Reference

The contents on this Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on October 1, 2024 (File No. 333-282442), July 29, 2024 (File No. 333-281082), July 29, 2024, as amended or supplemented (File No. 333-281066), June 14, 2024 (File No. 333-280219), May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

Forward-Looking Statements

The information in this Report on Form 6-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding the possibility of an agreement being entered into with potential interested investors in connection with the sale of all or part of Lilium GmbH’s business. These forward-looking statements generally are identified by the words “may,” “shall,” “will,” “would,” “expect to,” “could,” “likely” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibit attached hereto include (but are not limited to) risks that the M&A process will not be successful and the financing for the business’ future operations will not be obtained, as well as those risks and uncertainties discussed in Lilium N.V.’s filings with the SEC, including in the section titled “Risk Factors” in Exhibit 99.2 to Lilium N.V.’s Report on Form 6-K filed on July 17, 2024 with the SEC which is available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 16, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director